Exhibit 1

Supplement Agreement

This Supplement Agreement was entered into on 7 Oct, 2020.

(1)	SPI ENERGY CO., LTD.，a corporation duly registered and validly existing under the laws of Cayman Islands with its registered address at the offices of Harneys Fiduciary (Cayman) Limited located at PO Box 10240, Grand Cayman KY1-1002, Cayman Islands (the “Debtor”)

(2)	MAGICAL GLAZE LIMITED, a corporation duly registered and validly existing under the laws of British Virgin Islands with its registered address at the offices of Vistra Corporate Services Centre located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands ( the “ Successor Creditor”),

Each party is referred to as each party and collectively as Parties.

Whereas:

(A)	UNION SKY HOLDING GROUP LIMITED，a corporation duly registered and validly existing under the laws of British Virgin Islands with its registered address at the offices of Vistra Corporate Services Centre located at Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (the “Predecessor Creditor”), entered into the Convertible Promissory Note Purchase Agreement (“Original CB”) with Solar Power, Inc. ( a corporation duly registered under the laws of California, below referred as “ Solar Power”) dated on December 15 2014, pursuant to which Predecessor Creditor purchase from Solar Power a convertible promissory note in the principal amount of US$20,000,000.

(B)	The Debtor and the Predecessor Creditor signed the debt restructuring agreement to amend the terms of the Original CB on February 12 2017;

(C)	The Debtor, the Predecessor Creditor and the Successor Creditor signed the Assignment of Convertible Debt Agreement to further amend the terms of the Original CB and debt restructuring agreement on June 29 2018;

(D)	The Original CB as amended by debt restructuring agreement and the Assignment of Convertible Debt Agreement was referred to Convertible Bond Agreement.

(E)	According to the Convertible Bond Agreement, If the Note is not converted into Conversion Shares prior to the Maturity Date, the Debtor shall redeem the Note by paying the Successor Creditor the Principal Amount on the Maturity Date as amended.

(F)	Part of principal was due under the Convertible Bond Agreement.

1

Parties agree as below:

1.	Amendment to the Convertible Bond Agreement

1.1	The Debtor and the Successor Creditor hereby acknowledge and agree that the repayment of the principal amount US$ 20,000,000 under the Convertible Bond Agreement shall be restated as below:

The Debtor shall pay to the Successor Creditor US$ 6,600,000 no later than October 31 2020.

The Debtor shall pay to the Successor Creditor US$ 13,400,000 no later than March 31 2021.

1.4	The Debtor hereby acknowledges and agrees that, if the debtor violates the provisions of section 1.1 of this agreement above and pays debts overdue, the default interest will be calculated on a daily basis at an annualized interest rate of 18% of overdue payment from April 30, 2017 until the due principal and late payment fees have all been paid off by the debtor.

1.5	The Debtor and the Successor Creditor hereby acknowledge and agree that this settlement agreement constitute the full and entire understanding and agreement between the parties. Upon the full payment of the principal amount US$ 20,000,000 under the Convertible Bond Agreement, all the rights and liabilities under Original CB and Convertible Bond Agreement shall be terminated. Each party on behalf of themselves, their heirs, representatives, lawyers, executors, administrators, successors and assigns hereby irrevocably and unconditionally releases, discharge, and permanently exempts the other party and its past, present and future parent companies, subsidiaries, affiliates, former entities, successor companies and commercial entities, their agents, directors, executives, employees, shareholders, insurers, reinsurers, employee benefit plans (and the custodians, administrators, trustees agent, insurer and reinsurer of these plans), as well as heirs, executors, administrators, predecessor entities, successor companies and assigns, and each and all of them, of and from any and all claims, and demands, liens, actions, suits, causes of action, obligations, controversies, debts, losses, costs, attorneys’ fees, expenses, damages, judgments, orders, and liabilities of whatever kind, nature or description, at law, in equity, or otherwise, whether now known or unknown, fixed or contingent, suspected or unsuspected, and whether or not concealed or hidden, that have existed or may have existed, or which do exist or which hereafter can, shall or may exist, based on any facts, events, matters, acts or omissions arising out of or in connection with the Convertible Bond Agreement and this Agreement.

1

1.1

1.2

2

2.	Miscellaneous

2.1	Notice

The designated addresses of the debtor and the Successor creditor are as follows

To Debtor

Address	：	4677 Old Ironsides Drive, Suite 190 Santa Clara, CA 95054
Tel	：	+1 916 6225531
Email	：	denton.peng@spigroups.com
Attn	：	Denton Peng

To Successor Creditor

Address	：	988 Zhongkai Road, Songjiang District, Shanghai, China
Tel	：	13301981933
Fax	：	021-33979920
Email	：	mengshuang@ztgame.com
Attn	：	Qian Zhang

2.2	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

2.3	Applicable law and dispute resolution

The applicable law and dispute resolution of this agreement shall be implemented in accordance with Article 12(d) and (e) of the Original CB.

3

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the date and year first written above.

Debtor SPI ENERGY CO., LTD. Authorized Representative PENG Xiaofeng	) ) ) )	/s/ PENG Xiaofeng
PENG Xiaofeng Director

Successor Creditor MAGICAL GLAZE LIMITED Authorized Representative SHI Yuzhu	) ) ) )	/s/ SHI Yuzhu
SHI Yuzhu Director

4